Exhibit 99.31

Franco Nevada	GOLD WHEATON

Franco-Nevada and Gold Wheaton

Complete Plan of Arrangement

TORONTO and VANCOUVER, March 14, 2011 - Franco-Nevada Corporation (TSX — FNV) (“Franco-Nevada”) and Gold Wheaton Gold Corp. (TSX — GLW) (“Gold Wheaton”) announced today the completion of the Plan of Arrangement (the “Arrangement”) between Franco-Nevada and Gold Wheaton pursuant to which Franco-Nevada has acquired all of the outstanding common shares of Gold Wheaton that it did not already own and Gold Wheaton has amalgamated with a wholly-owned subsidiary of Franco-Nevada to form Franco-Nevada GLW Holdings Corp.

In accordance with the Arrangement and as result of the exercise of most of the 2011 Gold Wheaton warrants before their expiry deadline of March 7, 2011, Gold Wheaton shareholders (including holders of 2011 warrants who exercised their 2011 warrants prior to the expiry deadline) will receive in the aggregate cash consideration of approximately C$259 million and approximately 11.65 million Franco-Nevada common shares. In accordance with the maximum cash and share caps and pro-rationing mechanism under the Arrangement and as a result of Gold Wheaton shareholder elections, Gold Wheaton shareholders who elected or were deemed to have elected all cash will receive C$5.20 in cash for each Gold Wheaton common share. Gold Wheaton shareholders who elected all shares will receive approximately 0.1262 of a Franco-Nevada common share and approximately C$0.99, for each Gold Wheaton common share.

Three series of Gold Wheaton warrants remain outstanding with expiry dates of July 8, 2013 , May 26, 2014 and November 26, 2014.  Any of these warrants that were outstanding as of 12:01 a.m. (Vancouver time) on March 14, 2011 are now warrants of Franco-Nevada GLW Holdings Corp. that upon exercise will each entitle the holder thereof, at its election, to receive either 0.1556 of a Franco-Nevada common share or C$5.20 in cash. Franco-Nevada GLW Holdings Corp. warrants that are due to expire on July 8, 2013, which were listed on the TSX under the symbol GLW.WT, will continue to be listed on the TSX under the symbol FNV.WT.B.

About Franco-Nevada

Franco-Nevada Corporation (TSX: FNV) is a gold-focused royalty and streaming company with additional interests in platinum group metals, oil and gas and other assets. Its portfolio of high-margin cash flow producing assets is located principally in the United States, Canada and Mexico. Franco-Nevada also holds a pipeline of potential future cash flowing assets that are being developed, permitted or explored.

About Gold Wheaton (now Franco-Nevada GLW Holdings Corp.)

Gold Wheaton Gold Corp. was a gold company with 100% of its operating revenue from the sale of gold and precious metals produced by others. The streams include production from Quadra FNX’s Sudbury operations and First Uranium Corporation’s Mine Waste Solutions and Ezulwini operations.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “plans”, “estimate”, “expect”, “expects”, “expected” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, any uncertainty relating to the de-listing process and potential future transactions affecting the Franco-Nevada common shares which may result in the adjustment of the Franco-Nevada GLW Holdings Corp. warrants under the terms of their warrant indentures. The forward-looking statements contained in this press release are based upon assumptions management of the companies believe to be reasonable, including, without limitation, assumptions relating to the de-listing process and current expectations relating to the Franco-Nevada common shares. Readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions relating to our business, please also refer to the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com, as well as our annual and interim MD&As. The forward-looking statements herein are made as of the date of this press release only and we do not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

For more information, please contact:

David Harquail
President & CEO
Franco-Nevada Corporation
416-306-6300